FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2: Date of Material Change:

February 17, 2014

Item 3: News Release:

News release dated & issued on February 17, 2014 was disseminated through Canada Newswire.

Item 4: Summary of Material Change:

The Company’s Board of Directors is pleased to announce the appointment of Mr. Kevin Lawrence to its Board of Directors. Mr. Lawrence is an advisor to CEOs’ and executive teams at SGI Synergy Group Inc. Established in 1996, Mr. Lawrence’s wholly-owned Company assists entrepreneurs and business leaders in increasing revenue, profitability and productivity in business. He is also on the board of director of Next Gen Metals Inc. and Southern Sun Minerals Inc.

Mr. Lawrence replaces Jordan Point as a director of the Company who has resigned from the Board to devote more time to his other commitments.

Item 5: Full Description of Material Change:

Please see the full news release dated February 17, 2014, which is available at www.sedar.com.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

None.

Item 8: Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-604-685-8045

Item 9: Date of Report

February 19, 2014